Form 10-K405, Exhibit 13
BODDIE NOELL PROPERTIES INC
filed 1995-03-30
CIK 812150

To Our Shareholders
The directors and officers of Boddie-Noell Properties are pleased to submit the results of the third quarter ended September 30, 1994.
Since its inception the goal of the Company has been to provide its shareholders with a high quality dividend that would increase over time. In 1992, the Board of Directors determined that to achieve this goal it was necessary for the Company to expand its focus to include apartment properties.
On August 4, 1994, our shareholders approved the acquisition of BT Venture Corporation ("BTVC"), an integrated real estate management, development and acquisition company specializing in apartment properties. As a result of the purchase of BTVC, which was completed on October 1, 1994, the Company has a staff of eighty employees and owns forty-seven restaurants and three apartment communities. It also manages an additional ten apartment communities and three shopping centers. The Company is exploring additional acquisitions and growth opportunities.
We believe the acquisition of BTVC has placed the Company in an excellent position to achieve its goal of providing shareholders with a high quality dividend.
OPERATING RESULTS
For the quarter ended September 30, 1994, the Company's revenues increased 18.2% to $2,279,000 from $1,928,000 for the same period last year. The increase in revenues was primarily attributable to the acquisition of Oakbrook Apartments on June 7, 1994. Revenues for the quarter for Oakbrook were $334,000. The average occupancy for the quarter for Oakbrook was 98% with an average rental rate of $677. Also contributing to the increase was Paces Commons Apartments, which was acquired in June 1993. Paces Commons contributed $608,000 to revenues during the quarter, an increase of 10.1% over the same period a year ago. The average occupancy for Paces Commons during the quarter was 97% with an average monthly rental rate of $594.
For the nine months ended September 30, 1994, the Company's revenues increased 30.0% to $5,995,000 as compared to $4,612,000 for the same period in 1993. The increase was primarily attributable to Oakbrook Apartments, which had revenues of $425,000 since acquisition, and Paces Commons Apartments, which had revenues of $1,735,000 as compared to $694,000 in 1993.
Restaurant rental revenue declined by 3.1% for the third quarter compared to the third quarter of 1993. For the nine month period, restaurant rental revenue declined by 2.8%. "Same-store" restaurant sales for the locations open for the full periods in both years declined by 2.3% and 2.4% for the three and nine month periods ended September 30. Widespread price discounting in the quick-service restaurant industry is the primary reason for the decline in restaurant sales volume. The difference in the 1994 trends in rental revenue and "same-store" sales can be attributed to the closing of one store due to fire damage during the third quarter and five stores at various times during the year-to-date
                                                                    CONTINUED...
Balance Sheets

                                                                                             SEPTEMBER 30,        DECEMBER 31,
ASSETS                                                                                            1994                1993
                                                                                              (Unaudited)
 Real estate investments at cost:
   Restaurant properties                                                                      $ 43,205,075         $43,205,075
   Apartment properties                                                                         23,818,047          14,352,168
                                                                                                67,023,122          57,557,243
   Less accumulated depreciation                                                                (6,329,063)         (5,416,818)
                                                                                                60,694,059          52,140,425
 Cash and short-term investments                                                                 1,162,183             121,530
 Rent and interest receivable                                                                      468,145             396,348
 Deferred acquisition and financing costs, net of applicable amortization                        2,320,858           1,735,371
 Prepaid expenses and other assets                                                                  80,484             248,939
     Total assets                                                                             $ 64,725,729         $54,642,613
LIABILITIES AND SHAREHOLDERS' EQUITY
 Notes payable                                                                                $ 37,486,194         $26,894,378
 Deferred acquisition and financing costs payable                                                  172,000             247,000
 Accounts payable and accrued expenses                                                             367,217             218,914
 Escrowed security deposits and deferred revenue                                                   112,438              30,325
   Total liabilities                                                                            38,137,849          27,390,617
SHAREHOLDERS' EQUITY:
 Common stock, $.01 par value, 10,000,000 shares
   authorized, 2,850,000 issued and outstanding                                                     28,500              28,500
 Additional paid-in capital                                                                     31,462,322          31,462,322
 Dividends distributed in excess of net income                                                  (4,902,942)         (4,238,826)
   Total shareholders' equity                                                                   26,587,880          27,251,996
     Total liabilities and shareholders' equity                                               $ 64,725,729         $54,642,613
 See accompanying notes to financial statements.

Statements of Income and Funds from Operations (Unaudited)

                                                                               THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,                 SEPTEMBER 30,
REVENUES                                                                       1994           1993           1994           1993
 Restaurant rental income                                                   $1,333,003     $1,375,523     $3,793,685     $3,904,225
 Apartment rental income                                                       941,323        551,820      2,157,396        693,571
 Other income                                                                    3,080             --         38,149             --
 Interest on short-term investments                                              1,810          1,011          5,304         13,878
     Total revenues                                                          2,279,216      1,928,354      5,994,534      4,611,674
EXPENSES
 Depreciation and amortization                                                 388,538        350,865      1,036,268        797,463
 Apartment operations                                                          244,094        153,476        635,194        177,396
 Administrative                                                                105,375         46,250        316,125        138,750
 Interest                                                                      683,442        435,536      1,646,754        999,926
 Property management fee                                                        50,216         28,036        111,575         29,140
 Advisory fee                                                                   57,013         58,825        152,747        151,890
 Write-off of loan costs at refinancing                                        109,489             --        109,489             --
     Total expenses                                                          1,638,167      1,072,988      4,008,152      2,294,565
NET INCOME                                                                  $  641,049     $  855,366     $1,986,382     $2,317,109
NET INCOME PER SHARE                                                        $     0.22     $     0.30     $     0.70     $     0.81
FUNDS FROM OPERATIONS                                                       $1,139,076     $1,206,231     $3,132,139     $3,114,572
See accompanying notes to financial statements.

Notes to Financial Statements
(1) Management Opinion. The financial statements in this report as of September 30, 1994 and 1993 and for the three and nine month periods then ended are unaudited, but in the opinion of management, they include all adjustments (none of which were other than normal accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented. Amounts as of December 31, 1993 included in the financial statements have been derived from audited financial statements as of that date.
(2) Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Company considers funds from operations in evaluating property acquisitions and operating performance and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's operating performance and liquidity.

...CONTINUED FROM INSIDE FRONT COVER
period for scheduled remodeling (the costs of which are borne by the lessee, Boddie-Noell Enterprises, Inc.). All stores that were closed for remodeling and fire damage have reopened.
For the third quarter of 1994, funds from operations declined to $0.40 per share, totaling $1,139,000 as compared to $0.42 per share and $1,206,000 for the third quarter last year. The decline in funds from operations for the third quarter was primarily attributable to increased administrative insurance costs and interest expense. For the nine month period, funds from operations increased to $1.10 per share or $3,132,000 from $1.09 per share or $3,115,000 for the comparable period last year. Paces Commons Apartments contributed approximately $0.07 and $0.20 for the three and nine month periods, respectively. Oakbrook Apartments contributed approximately $0.04 and $0.06 for the three and nine month periods.
Net income for the third quarter of 1994 totaled $641,000 or $0.22 per share compared to $855,000 or $0.30 per share recorded during the third quarter last year. For the nine month period, net income totaled $1,986,000 or $0.70 per share compared to $2,317,000 or $0.81 per share recorded in the first nine months of 1993. The disparity in the trends of funds from operations and net income results from the increase in depreciation expense (a deduction in determining net income, but not a factor in funds from operations) related to Paces Commons and Oakbrook. In addition, a one time charge of $109,000 was taken in the third quarter as a result of the refinancing of Paces Commons Apartments. With the completion of the acquisition of BTVC, management expects that certain one time charges related to the acquisition may be taken against net income in the fourth quarter of 1994. These changes will not affect the Company's ability to pay its dividend.
During the quarter the Company paid its regular dividend of $0.31 per share. On October 11, 1994, the Company declared its intention to pay a dividend of $0.31 per share on November 15, 1994, to shareholders of record on October 31, 1994. Our next report to you will be the 1994 Annual Report. In the interim, please remember that your questions, comments or suggestions are always welcome. Sincerely,
(Signature of B. Mayo Boddie appears here)
B. Mayo Boddie
CHAIRMAN
(Signature of D. Scott Wilkerson appears here)
D. Scott Wilkerson
PRESIDENT
November 8, 1994

Corporate Information
DIRECTORS
Ben Mayo Boddie, Chairman
Nick B. Boddie, Vice-Chairman
James B. Powers
William H. Stanley
Richard A. Urquhart, Jr.
REGISTRAR AND TRANSFER AGENT
First Union National Bank
Securities Transfer Department
Two First Union Center
Charlotte, NC 28288-1154
(800) 829-8432
DIVIDEND REINVESTMENT PLAN
The Company's Dividend Reinvestment Plan provides shareholders with a convenient way to purchase additional shares of BNP common stock. Shareholders who enroll in the Plan will have their quarterly dividends automatically reinvested toward the purchase of additional BNP shares. Plan participants may also elect to make quarterly cash contributions of up to $3,000 to supplement the reinvested dividends. For more information about the Plan, please contact the transfer agent, First Union National Bank.
SECURITIES LISTING
The shares are listed on the American Stock Exchange.
Ticker symbol: BNP
INVESTOR INFORMATION
Analysts, shareholders and others seeking information about Boddie-Noell Properties, Inc. are invited to contact:
Philip S. Payne
Executive Vice President
Boddie-Noell Properties, Inc.
3710 One First Union Center
Charlotte, NC 28202
(704) 333-1367

                                                                    BODDIE-NOELL
                                                                PROPERTIES, INC.
                                                            THIRD QUARTER REPORT
                                                                            1994